Software Acquisition Group Inc.

1980 Festival Plaza Drive, Ste. 300

Las Vegas, Nevada 89135

September 15, 2020

VIA EDGAR

Attention:	Lilyanna Peyser
Jennifer Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Software Acquisition Group Inc. Preliminary Merger Proxy on Schedule 14A Filed August 12, 2020 File No. 001-39139

Ladies and Gentlemen:

This letter sets forth the response of Software Acquisition Group Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 20, 2020, with respect to the above referenced Preliminary Merger Proxy on Schedule 14A (the “Preliminary Proxy”). Concurrently with the submission of this letter, the Company is filing a revised Preliminary Merger Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Preliminary Merger Proxy on Schedule 14A

Questions and Answers

1.	Staff’s comment:

Please clarify in this section, and elsewhere as appropriate, that shareholders will not know at the time of the vote the number of shares they will receive.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have revised the Preliminary Proxy to add the requested clarification regarding the fact that shareholders will not know at the time of the vote the number of shares that will be issued to holders of CuriosityStream common stock. See the letter to Software Acquisition Group stockholders as well as pages v, 1 and 136 of the Revised Proxy Statement.

Risk Factors

2.	Staff’s comment:

We note that CuriosityStream’s charter will provide that federal courts will be the exclusive forum for claims arising under the Securities Act and Exchange Act. Please describe any risks or other impacts on investors of this portion of the exclusive forum provision, and address any uncertainty about the enforceability of this portion of the provision.

Response:

We acknowledge the Staff’s comment and have included additional disclosure in the risk factor on page 48 of the Revised Proxy Statement to address uncertainty regarding the enforceability of our exclusive forum provision. We have also revised the Revised Proxy Statement to make clear that the exclusive forum provision will not apply to claims arising under the Exchange Act.

Background of the Merger

3.	Staff’s comment:

With a view to providing an understanding of the alternatives that were considered by the board and how the members of the board assessed those potential targets, please discuss the additional due diligence with respect to the five targets referenced in this section and elaborate upon why those alternatives were not pursued.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on pages 138-141 of the Revised Proxy Statement to describe the alternatives considered by the board and to include descriptions regarding how the Company assessed the alternatives. Further, the descriptions include disclosure regarding the additional due diligence conducted on the potential targets and why such targets were not pursued.

4.	Staff’s comment:

Please clarify how the merger consideration was determined. For example, clarify how you arrived at $302,098,500 for the “base exchange value” of the company. In this regard, please further elaborate on the merger negotiations, including the discussions leading up to June 19, 2020, when the “final points of the deal structure” were communicated “culminat[ing] in an offer by Software Acquisition Group to acquire CuriosityStream for total consideration equivalent to 4.25 times multiple of projected revenues for the calendar year 2021.”

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 141 of the Revised Proxy Statement to clarify how the merger consideration was determined. and regarding the discussions leading to the finalization of the merger consideration.

General

5.	Staff’s comment:

Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the merger and state the facts relied upon to make the exemption available.

Response:

As disclosed in the Company’s Current Report on Form 8-K filed on August 11, 2020, the shares to be issued as merger consideration are expected to be issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. CuriosityStream’s currently outstanding preferred and common stock is held by 89 record holders. The Company conducted due diligence on the investors that would be receiving share consideration and determined that each investor qualifies as an Accredited Investor (as such term is defined under Rule 501(a) promulgated under the Securities Act) and/or a Qualified Institutional Buyer (as such term is defined under Rule 144A(1)(1) promulgated under the Securities Act). Accordingly, the Company determined that the issuance of shares as merger consideration to a limited number of sophisticated investors did not constitute a public offering in accordance with Section 4(a)(2) of the Securities Act.

6.	Staff’s comment:

Please update to include the most recent interim financial statements and related information for the quarter ended June 30, 2020. Refer to Item 13 of Schedule 14A.

Response:

We acknowledge the Staff’s comment and have updated the Revised Proxy Statement to include interim financial statements and related information for the quarter ended June 30, 2020.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Software Acquisition Group Inc.

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer

cc:	John Hendricks, Chairman of CuriosityStream Inc.

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